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                         UNITED STATES                       OMB APPROVAL
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               SECURITIES AND EXCHANGE COMMISSION            OMB Number:
                    WASHINGTON, D.C.  20549                   3235-0058
                                                          Expires:  May 31,
                          FORM 12b-25                            1997
                                                          Estimated average
                  NOTIFICATION OF LATE FILING                   burden
                                                          hours per response
(Check One):  x   Form 10-K  ___ Form 20-F  ___                   2.50
  Form 11-K --- Form 10-Q  ___ Form N-SAR              ----------------------
                                                           SEC FILE NUMBER
                                                              33-48887
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                                                      CUSIP NUMBER 436132 20 3
                                                       ----------------------
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                For Period Ended: December 31, 1997
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                [   ] Transition Report on Form 10-K
                [   ] Transition Report on Form 20-F
                [   ] Transition Report on Form 11-K
                [   ] Transition Report on Form 10-Q

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 Read Instruction (on back page) Before Preparing Form.  Please Print or Type.
     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

                Hollywood Casino Corporation/HWCC-Tunica, Inc.
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Full Name of Registrant

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Former Name if Applicable

                Two Galleria Tower, Suite 2200, 13455 Noel Road, LB48
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Address of Principal Executive Officer (Street and Number)

                Dallas, Texas  75240
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

   |  (a)  The reasons described in reasonable detail in Part III of this form
   |       could not be eliminated without unreasonable effort or expense;
   |
X  |  (b)  The subject annual report, semi-annual report, transition report on
   |       Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
   |       filed on or before the fifteenth calendar day following the
   |       prescribed due date; or the subject quarterly report of transition
   |       report on Form 10-Q, or portion thereof will be filed on or before
   |       the fifth calendar day following the prescribed due date; and
   |
   |
   |  (c)  The accountant's statement or other exhibit required by Rule 12b-
   |       25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons which Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


Charles F. LaFrano III           972               392-7777
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       (Name)               (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

          x  Yes       No
         ---       ---

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

          x  Yes       No
         ---       ---

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                Hollywood Casino Corporation/HWCC-Tunica, Inc.
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                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 30, 1998      By  /s/ Charles F. LaFrano III
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                               Charles F. LaFrano III, Vice President of Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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  INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                       VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).
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                          HOLLYWOOD CASINO CORPORATION
                           ATTACHMENT TO FORM 12b-25

Part III

  The Registrant's annual report on Form 10-K will be filed as soon as is reasonably practicable following the prescribed due date. Additional time is necessary in order to provide a complete and accurate report.

Part IV

  (3) The Registrant expects to report a significant change in its results of operations from the prior year. On December 31, 1996, the Registrant distributed to its shareholders the common stock of Greate Bay Casino Corporation owned by the Registrant. As a result of the distribution, the operations of Greate Bay Casino Corporation and its subsidiaries are no longer consolidated with those of the Registrant.

  Primarily for the reason cited above, the Registrant expects to report a significant improvement in its operations compared to the prior fiscal year. The following table summarizes such changes:

                                      1997           1996
                                  -------------  -------------

Net revenues                      $267,757,000   $530,580,000

Income from operations              21,228,000      2,600,000

Loss before extraordinary item     (14,930,000)   (55,293,000)